================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               TRANSIT GROUP, INC.
                                (Name of Issuer)


 COMMON STOCK, $.01 PAR VALUE                             893691105
(Title of class of securities)                          (CUSIP number)


                                BARBARA J. GOULD
                       GE CAPITAL EQUITY INVESTMENTS, INC.
                               120 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
       (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 19, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 27 Pages)

================================================================================


47660.1654

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No. 893691105                                                                   13D                   Page 2 of 27
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GE CAPITAL EQUITY INVESTMENTS, INC.
                       I.R.S. IDENTIFICATION NOS.                                                06-1268495
                       OF ABOVE PERSONS:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [_]
                                                                                                                     (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    N/A
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  123,422,990
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               N/A
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             123,422,990

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  123,422,990

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                  79.4%
                                                                                                            (SEE ITEM 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No. 893691105                                                                   13D                   Page 3 of 27
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS.                                                13-1500700
                       OF ABOVE PERSONS:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [_]
                                                                                                                        (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,601,276 (SEE ITEM 5)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  123,422,990
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,601,276 (SEE ITEM 5)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             123,422,990

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  141,024,266 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      81.5%
                                                                                                                (SEE ITEM 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No. 893691105                                                                   13D                    Page 4 of 27
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         06-1109503
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (A) [_]
                                                                                                                    (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 CAPITAL SERVICES, INC.
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               NOT APPLICABLE
                                                                                                         (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------



                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No. 893691105                                                                   13D                      Page 5 of 27
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS.                                                14-0689340
                       OF ABOVE PERSONS:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (A) [_]
                                                                                                                  (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    DISCLAIMED (SEE 11 BELOW)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               DISCLAIMED (SEE 11 BELOW)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL SHARES
                                                                                                 DISCLAIMED BY GENERAL ELECTRIC
                                                                                                 COMPANY
---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     NOT APPLICABLE
                                                                                                               (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

                     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Transit Group, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2859 Paces Ferry Road, Suite 1740, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND.

                     This statement is filed by GE Capital Equity Investments, Inc., a Delaware corporation ("GECEI"), General Electric Capital Corporation, a New York corporation ("GE Capital"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and General Electric Company, a New York corporation ("GE"). The agreement among each of GECEI, GE Capital, GECS and GE that this statement be filed on behalf of each of them is attached hereto as
Exhibit 6.

                     GECEI is a wholly owned subsidiary of GE Capital. GE Capital is a wholly owned subsidiary of GECS. GECS is a wholly owned subsidiary of GE.

                     GE engages in providing a wide variety of industrial, commercial and consumer products and services. The principal executive office of GE is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                     The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. GE Capital operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. The principal executive offices of GECEI, GE Capital and GECS are at 260 Long Ridge Road, Stamford, Connecticut 06927.

ITEMS 2(A), (B) AND (C)

                     For information with respect to the identity and background of each executive officer and director of GECEI, GE Capital, GECS and GE, see Schedules I, II, III and IV attached hereto, respectively.

ITEMS 2(D) AND (E)

                     During the last five years none of GECEI, GE Capital, GECS, GE, nor, to the best of their knowledge, any person identified in Schedules I through IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     On May 13, 1999, GECEI purchased from the Company 5,000,000 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $25,000,000 pursuant to a Purchase Agreement dated as of May 13, 1999 between the Company and GECEI.. As a result of the Company's issuance of its Series B Convertible Preferred Stock, the shares of Series A Convertible Preferred Stock are convertible into 23,118,479 shares of Common Stock (subject to further adjustments). The funds used to purchase these securities were obtained by GECEI from its working capital.

                     On April 19, 2001, GECEI purchased from the Company 400,000 shares of Series B Convertible Preferred Stock for an aggregate purchase price of $2,000,000 pursuant to a First Amendment to Purchase Agreement dated as of April 19, 2001 between the Company and GECEI, which amends the Purchase Agreement dated as of May 13, 1999 between the Company and GECEI. The shares of Series B Convertible Preferred Stock are convertible into 40,000,000 shares of Common Stock (subject to further adjustment). The funds used to purchase the Series B Convertible Preferred Stock were obtained by GECEI from its working capital.

                     On April 19, 2001, the Company and GECEI entered into an agreement pursuant to which the Company issued to GECEI 375,000 shares of Series B Convertible Preferred Stock in lieu of $1,875,000 of dividends accrued on GECEI's Series A Convertible Preferred Stock .

                     On April 19, 2001, the Company agreed to issue to GECEI 228,571 shares of Series B Convertible Preferred Stock as a placement fee in connection with the Company's Series B financing.

                     On April 19, 2001, the Company and GE Capital entered into an agreement pursuant to which the Company issued to GE Capital options (the "Options") to purchase up to 17,601,276 shares (subject to antidilution adjustments) of Common Stock as consideration for GE Capital agreeing to waive defaults and postpone payments due pursuant to an equipment leasing arrangement between the Company and GE Capital.

ITEM 4.  PURPOSE OF TRANSACTION.

                     GECEI acquired from the Company the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of the Company. GE Capital acquired the Options as an investment and intends to hold the Options, and the Common Stock into which they are convertible, in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

                     Each of GE Capital and GECEI intends to review its investment in the securities described as being held by them in Item 3 above on a regular basis and, as a result thereof, may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

                     Except as set forth above, none of GECEI or GE Capital, GECS, or GE has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                     (a) As of April 19, 2001, the reporting persons beneficially owned the following shares of Common Stock:

                     (1) GECEI directly owns 123,422,990 shares of Common Stock. The 123,422,990 shares represent approximately 79.4% of the outstanding shares of Common Stock based on the beneficial ownership calculation for purposes of this Schedule 13D. The 123,422,990 shares represent approximately 35.1% of the outstanding voting securities of the Company.

                     (2) GE Capital directly owns 17,601,276 shares of Common Stock which are issuable upon the exercise of currently exercisable options at an exercise price of $.05 per share. The options expire on October 20, 2005. By virtue of it being the owner of all of the outstanding shares of GECEI, GE Capital is for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by GECEI. The 141,024,266 shares that GE Capital beneficially owns represent approximately 81.5% of the outstanding shares of Common Stock, based on the beneficial ownership calculation for purposes of this Schedule 13D. GE Capital and GECEI together own 35.1% of the outstanding voting securities of the Company.

                     (5) GECS and GE disclaim beneficial ownership of all shares of Common Stock beneficially owned by the other reporting persons. Neither the filing of this Schedule 13D nor anything contained herein is intended as, or should be construed as, an admission that GECS or GE is the "beneficial owner" of any shares of Common Stock beneficially owned by the other reporting persons.

                     Except as disclosed in this Item 5(a) and in Item 3 above, none of GECEI, GE Capital, GECS, GE, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

                     (b) The response of each reporting person to Item 7 through 14 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

                     (c) Except as set forth above, none of GECEI, GE Capital, GECS, GE, nor, to the best of their knowledge, any person identified on Schedules I through IV, has effected any transaction in any securities of the Company during the past 60 days.

                     (d) Not applicable.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     On April 19, 2001, GECEI and GE Capital entered into an Amendment and Joinder to Amended and Restated Registration Rights Agreement with the Company, pursuant to which GECEI's Series B Convertible Preferred Stock and GE Capital's Options were included under the terms of the Registration Rights Agreement dated as of May 13, 1999 between the Company and certain stockholders of the Company including GECEI ("Registration Rights Agreement") and GE Capital effectively became party to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, GE Capital, GECEI and the other stockholders that are party thereto, may make a written request of the Company for registration with the Securities and Exchange Commission, under and in accordance with the provisions of the Securities Act of 1933, as amended, of all or part of their registrable securities, which include Common Stock (a "Demand Registration"). The holders of 30% or more of the Common Stock subject to the Registration Rights Agreement shall be entitled to request up to three Demand Registrations, and each holder shall be entitled to an unlimited number of "piggy back" registrations. The Amendment and Joinder to Amended and Restated Registration Rights Agreement and the Registration Rights Agreement are filed herewith as Exhibits 4(a) and 4(b), respectively.

                     On April 19, 2001, GECEI entered into an Amendment to Stockholders Agreement, pursuant to which its Series B Convertible Preferred Stock was included in calculating its pro-rata ownership of the Company under the terms of the Stockholders Agreement dated as of May 13, 1999 between the Company and certain stockholders of the Company including GECEI ("Stockholders Agreement"). Pursuant to the Stockholders Agreement, certain other stockholders of the Company have agreed to restrict their transfer of securities of the Company and grant tag along rights to GECEI and the Company has granted Board observer rights to a designee of GECEI. The Amendment to Stockholders Agreement and the Stockholders Agreement are filed herewith as Exhibits 5(a) and 5(b), respectively.

                     The information contained in Item 3 of this statement is specifically incorporated herein by reference.

                     Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (a) among the reporting persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) between (i) the reporting persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (ii) any other person, other than the agreement filed herewith as Exhibit 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1(a) First Amendment to Purchase Agreement between the Company and GECEI, dated as of April 19, 2001.

Exhibit 1(b) Purchase Agreement between the Company and GECEI, dated as of May 13, 1999*

Exhibit 2 Terms, Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Transit Group, Inc.*

Exhibit 3 Terms, Preferences, Rights and Limitations of Series B Convertible Preferred Stock of Transit Group, Inc.

Exhibit 4(a) Amendment and Joinder to Amended and Restated Registration Rights Agreement by and among the Company, GECEI, GE Capital and certain other stockholders of the Company, dated as of April 19, 2001.

Exhibit 4(b) Registration Rights Agreement by and among the Company, GECEI and certain other Stockholders of the Company dated as of May 13, 1999.*

Exhibit 5(a) Amendment to the Stockholders Agreement by and among GECEI and other stockholders of the Company dated as of April 19, 2001.

Exhibit 5(b) Stockholders Agreement by and among the Company, GECEI and certain other stockholders of the Company, dated as of May 13, 1999.*

Exhibit 6 Joint Filing Agreement by and among GE, GECS, GE Capital and GECEI, dated April 19, 2001.




--------------------
* Incorporated by reference to the Company's Current Report on Form 8-K dated May 13, 1999.

                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GE CAPITAL EQUITY INVESTMENTS, INC.

                                By: /s/ Barbara J. Gould
                                    -----------------------------------------
                                    Name: Barbara J. Gould
                                    Title: Managing Director, Associate General
                                           Counsel and Assistant Secretary


                                Dated: April 19, 2001

                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GENERAL ELECTRIC CAPITAL CORPORATION

                                 By: /s/ Barbara J. Gould
                                     -----------------------------------------
                                     Name: Barbara J. Gould
                                     Title: Department Operations Manager



                                 Dated: April 19, 2001

                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Barbara J. Gould
                                    ------------------------------------------
                                    Name: Barbara J. Gould
                                    Title: Attorney-in-Fact




                                Dated: April 19, 2001


* Power of attorney, dated as of February 22, 2000, by General Electric Capital Services, Inc., is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                                    SIGNATURE
                                    ---------

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GENERAL ELECTRIC COMPANY

                                  By: /s/ Barbara J. Gould
                                      --------------------------------------
                                      Name: Barbara J. Gould
                                      Title: Attorney-in-Fact



                                  Dated: April 19, 2001


* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

                  Filed by GE Capital Equity Investments, Inc.

                       GE Capital Equity Investments, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                          PRESENT                                             PRESENT
                                          BUSINESS                                            PRINCIPAL
NAME                                      ADDRESS                                             OCCUPATION
----                                      -------                                             ----------
Director
--------
Joseph E. Parsons                         GE Capital Equity Investments, Inc.                 President, Chairman of the Board
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Officers
--------
Joseph E. Parsons                         GE Capital Equity Investments, Inc.                 President, Chairman of the Board
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Jonathan K. Sprole                        GE Capital Equity Investments, Inc.                 Managing Director, General Counsel &
                                                                                              Secretary
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

David Janki                               GE Capital Equity Investments, Inc.                 Chief Financial Officer
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Mario Mastrantoni                         GE Capital Equity Investments, Inc.                 Vice President - Controller
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Barbara J. Gould                          GE Capital Equity Investments, Inc.                 Managing Director, Associate General
                                          120 Long Ridge Road                                 Counsel and Assistant Secretary
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Peter J. Muniz                            GE Capital Equity Investments, Inc.                Senior Vice President, Associate
                                          120 Long Ridge Road                                General Counsel and Assistant Secretary
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Ian Sharpe                                GE Capital Equity Investments, Inc.                 Vice President - Taxes
                                          120 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

                           SCHEDULE II TO SCHEDULE 13D
                           ---------------------------

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                       PRESENT                                             PRESENT
                                       BUSINESS                                            PRINCIPAL
NAME                                   ADDRESS                                             OCCUPATION
----                                   -------                                             ----------
Board of Directors
------------------
Nancy E. Barton                        General Electric Capital Corporation                Senior Vice President,
                                       120 Long Ridge Road                                 General Counsel and Secretary
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Francis S. Blake                       General Electric Company                            Senior Vice President,
                                       3135 Easton Turnpike                                Corporate Business Development
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

James R. Bunt                          General Electric Company                            Vice President and Treasurer
                                       3135 Easton Turnpike
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

David C. Calhoun                       General Electric Company                            Senior Vice President
                                       1 Neumann Way                                       GE Aircraft
                                       Cincinnati, OH  05215                               Engines
                                       Citizenship: U.S.A.

Dennis D. Dammerman                    General Electric Company                            Vice Chairman and Executive Officer
                                       3135 Easton Turnpike
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.
                                       GE Financial Assurance

Scott C. Donnelly                      General Electric CR&D                               Senior Vice President
                                       One Research Circle
                                       Niskayuna, NY 12309
                                       Citizenship: U.S.A.
                                       GE Financial Assurance

Michael D. Frazier                     6604 W. Broad Street                                President and Chief Executive Officer
                                       Richmond, VA 23230
                                       Citizenship: U.S.A.

Benjamin W. Heineman, Jr.              General Electric Company                            Senior Vice President,
                                       3135 Easton Turnpike                                General Counsel and Secretary
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

Jeffery R. Immelt                      General Electric Company                            President and Chairman-Elect
                                       3135 Easton Turnpike                                Company
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.


                                       16

                                       PRESENT                                             PRESENT
                                       BUSINESS                                            PRINCIPAL
NAME                                   ADDRESS                                             OCCUPATION
----                                   -------                                             ----------

John H. Myers                          GE Investment Corporation                           Chairman and President
                                       3003 Summer Street
                                       Stamford, CT 06904
                                       Citizenship: U.S.A.

Dennis J. Nayden                       General Electric Capital Corporation                Chairman and Chief Executive Officer
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Michael A. Neal                        General Electric Capital Corporation                President and Chief Operating Officer
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

James A. Parke                         General Electric Capital Corporation                Senior Vice President, Finance
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Ronald R. Pressman                     Employers Reinsurance Corporation                   President and Chief Executive Officer
                                       5200 Metcalf
                                       Overload Park, KS  66201
                                       Citizenship: U.S.A.

Gary M. Reiner                         General Electric Company                            Senior Vice President and
                                       3135 Easton Turnpike                                Chief Information Officer
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

John M. Samuels                        General Electric Company                            Vice President and Senior Counsel,
                                       3135 Easton Turnpike                                Corporate Taxes
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

Keith S. Sherin                        General Electric Company                            Senior Vice President, Finance and
                                       3135 Easton Turnpike                                Chief Financial Officer
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

Edward D. Stewart                      General Electric Capital Corporation                Executive Vice President
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

John F. Welch, Jr.                     General Electric Company                            Chairman and Chief Executive Officer
                                       3135 Easton Turnpike
                                       Fairfield, CT 06431
                                       Citizenship: U.S.A.

William A. Woodburn                    General Electric Capital Corporation                Executive Vice President
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.


                                       17

                                       PRESENT                                             PRESENT
                                       BUSINESS                                            PRINCIPAL
NAME                                   ADDRESS                                             OCCUPATION
----                                   -------                                             ----------

Executive Officers
------------------
Denis J. Nayden                        General Electric Capital Corporation                Chairman and Chief Executive Officer
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Michael A. Neal                        General Electric Capital Corporation                President and Chief Operating Officer
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.
James A. Parke                         General Electric Capital Corporation                Vice Chairman and Chief Financial Officer
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.
Edward D. Stewart                      General Electric Capital Corporation                Executive Vice President
                                       1600 Summer Street
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

William A. Woodburn                    General Electric Capital Corporation                Executive Vice President
                                       260 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Nancy E. Barton                        General Electric Capital Corporation                Senior Vice President,
                                       260 Long Ridge Road                                 General Counsel and Secretary
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

James A. Colica                        General Electric Capital Corporation                Senior Vice President,
                                       260 Long Ridge Road                                 Global Risk Management
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Richard D'Avino                        General Electric Capital Corporation                Senior Vice President, Taxes
                                       777 Long Ridge Road
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Robert L. Lewis                        General Electric Capital Corporation                Senior Vice President,
                                       120 Long Ridge Road                                 Structured Finance Group
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Marc J. Saperstein                     General Electric Capital Corporation                Senior Vice President,
                                       260 Long Ridge Road                                 Human Resources
                                       Stamford, CT 06927
                                       Citizenship: U.S.A.

Jeffrey S. Werner                      General Electric Capital Corporation                Senior Vice President,
                                       201 High Ridge Road                                 Corporate Treasury and
                                       Stamford, CT  06927                                 Global Funding Operation
                                       Citizenship: U.S.A.

                          SCHEDULE III TO SCHEDULE 13D
                          ----------------------------

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                          PRESENT                                             PRESENT
                                          BUSINESS                                            PRINCIPAL
NAME                                      ADDRESS                                             OCCUPATION
----                                      -------                                             ----------
Directors
---------
Nancy E. Barton                           General Electric Capital Corporation                Senior Vice President, General Counsel
                                          260 Long Ridge Road                                 and Secretary
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Francis S. Blake                          General Electric Company                            Senior Vide President,
                                          3135 Easton Turnpike                                Corporate Business Development
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

James R. Bunt                             General Electric Company                            Vice President and Treasurer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

David C. Calhoun                          GE Aircraft Engines                                 Chief Executive Officer
                                          1 Neumann Way
                                          Cincinnati, OH  45215
                                          Citizenship:  U.S.A.

Dennis D. Dammerman                       General Electric Company                            Vice Chairman and Executive Officer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

Scott C. Donnelly                         General Electric CR&D                               Senior Vice President
                                          One Research Circle
                                          Niskayuna, NY  12309
                                          Citizenship:  U.S.A.

Michael D. Frazier                        GE Financial Assurance                              President and Chief Executive Officer
                                          6604 W. Broad Street
                                          Richmond, VA  23230
                                          Citizenship:  U.S.A.

Benjamin W. Heineman, Jr.                 General Electric Company                            Senior Vice President, General Counsel
                                          3135 Easton Turnpike                                and Secretary
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

Jeffrey R. Immelt                         General Electric Company                            President and Chairman-Elect
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.


                                       19

                                          PRESENT                                             PRESENT
                                          BUSINESS                                            PRINCIPAL
NAME                                      ADDRESS                                             OCCUPATION
----                                      -------                                             ----------

John H. Myers                             GE Investment Corporation                           Chairman and President
                                          3003 Summer Street
                                          Stamford, CT  06904
                                          Citizenship:  U.S.A.

Denis J. Nayden                           General Electric Capital Corporation                Chairman and Chief Executive Officer
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Michael A. Neal                           General Electric Capital Corporation                President and Chief Operating Officer
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

James A. Parke                            General Electric Capital Corporation                Vice Chairman and Chief Financial
                                          260 Long Ridge Road                                 Officer
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Ronald R. Pressman                        Employers Reinsurance Corporation                   Chairman, President and Chief
                                          5200 Metcalf                                        Executive Officer
                                          Overland Park, KS  66204
                                          Citizenship:  U.S.A.

Gary M. Reiner                            General Electric Company                            Senior Vice President and Chief
                                          3135 Easton Turnpike                                Information Officer
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

John M. Samuels                           General Electric Company                            Vice President and Senior Counsel,
                                          3135 Easton Turnpike                                Corporate Taxes
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

Keith S. Sherin                           General Electric Company                            Senior Vice President and
                                          3135 Easton Turnpike                                Chief Financial Officer
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

Edward D. Stewart                         General Electric Capital Corporation                Executive Vice President
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

John F. Welch, Jr.                        General Electric Company                            Chairman and Chief Executive Officer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

William A. Woodburn                       General Electric Capital Services, Inc              Executive Vice President
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.


                                       20

                                          PRESENT                                             PRESENT
                                          BUSINESS                                            PRINCIPAL
NAME                                      ADDRESS                                             OCCUPATION
----                                      -------                                             ----------

Executive Officers
------------------
Dennis D. Dammerman                       General Electric Company                            Vice Chairman and Executive Officer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431
                                          Citizenship:  U.S.A.

Denis J. Nayden                           General Electric Capital Corporation Services,      Chairman and Chief Executive Officer
                                          Inc.
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Michael D. Fraizer                        GE Financial Assurance                              President and Chief Executive Officer
                                          6604 W. Broad Street
                                          Richmond, VA  23230
                                          Citizenship:  U.S.A.

Michael A. Neal                           General Electric Capital Corporation                President and Chief Operating Officer
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Ronald R. Pressman                        Employers Reinsurance Corporation                   Chairman, President and Chief
                                          5200 Metcalf                                        Executive Officer
                                          Overland Park, KS  66204
                                          Citizenship:  U.S.A.

James A. Parke                            General Electric Capital Services, Inc.             Executive Vice President and Chief
                                          260 Long Ridge Road                                 Financial Officer
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Edward D. Stewart                         General Electric Capital Services, Inc. 1           Executive Vice President
                                          600 Summer Street
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

William A. Woodburn                       General Electric Capital Corporation                Executive Vice President
                                          260 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Nancy E. Barton                           General Electric Capital Services, Inc.             Senior Vice President, General Counsel
                                          260 Long Ridge Road                                 and Secretary
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

James A. Colica                           General Electric Capital Services, Inc.             Senior Vice President,
                                          260 Long Ridge Road                                 Global Risk Management
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

Richard D'Avino                           General Electric Capital Services, Inc.             Senior Vice President, Taxes
                                          777 Long Ridge Road
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.


                                       21

                                          PRESENT                                             PRESENT
                                          BUSINESS                                            PRINCIPAL
NAME                                      ADDRESS                                             OCCUPATION
----                                      -------                                             ----------

Marc. J. Saperstein                       General Electric Capital Services, Inc.             Senior Vice President, Human Resources
                                          260 Long Ridge Road
                                          Stamford, CT 06927
                                          Citizenship:  U.S.A.

Jeffrey S. Werner                         General Electric Capital Services, Inc.             Senior Vice President, Corporate
                                          201 High Ridge Road                                 Treasury and Global Funding Operation
                                          Stamford, CT  06927
                                          Citizenship:  U.S.A.

                           SCHEDULE IV TO SCHEDULE 13D
                           ---------------------------

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                          PRESENT                                 PRESENT
                                          BUSINESS                                PRINCIPAL
NAME                                      ADDRESS                                 OCCUPATION
----                                      -------                                 ----------
Directors
---------
J. I. Cash, Jr.                           Harvard Business School                 Professor of Business Administration
                                          Morgan Hall                             Graduate School of Business
                                          Soldiers Field Road                     Administration, Harvard University
                                          Boston, MA  02163

S. S. Cathcart                            222 Wisconsin Avenue                    Retired Chairman,
                                          Suite 103                               Illinois Tool Works
                                          Lake Forest, IL  60045

D. D. Dammerman                           General Electric Company                Vice Chairman of the Board and Executive
                                          3135 Easton Turnpike                    Officer, General Electric Company; Chairman,
                                          Fairfield, CT  06431                    General Electric Capital Services, Inc.

P. Fresco                                 Fiat SpA                                Chairman of the Board,
                                          via Nizza 250                           Fiat SpA
                                          10126 Torino, Italy

A. M. Fudge                               555 South Broadway
                                          Tarrytown, NY  10591

C. X. Gonzalez                            Kimberly-Clark de Mexico,               Chairman of the Board and Chief Executive
                                          S.A. de C.V.                            Officer, Kimberly-Clark de Mexico, S.A. de C.V.
                                          Jose Luis Lagrange 103,
                                          Tercero Piso
                                          Colonia Los Morales
                                          Mexico, D.F.  11510, Mexico

J. R. Immelt                              General Electric Company                President
                                          3135 Easton Turnpike                    General Electric Company
                                          Fairfield, CT  06431

A. Jung                                   Avon Products, Inc.                     President and Chief Executive Officer,
                                          1345 Avenue of the Americas             Avon Products, Inc.
                                          New York, NY  10105

K. G. Langone                             Invemed Associates, Inc.                Chairman, President and Chief Executive Officer,
                                          375 Park Avenue                         Invemed Associates, Inc.
                                          New York, NY  10152

R. B. Lazarus                             Ogilvy & Mather Worldwide               Chairman and Chief Executive Officer
                                          309 West 49th Street
                                          New York, New York  10019-7316


                                       23

                                          PRESENT                                 PRESENT
                                          BUSINESS                                PRINCIPAL
NAME                                      ADDRESS                                 OCCUPATION
----                                      -------                                 ----------

Scott G. McNealy                          Sun Microsystems, Inc.                  Chairman, President and Chief Executive Officer,
                                          901 San Antonio Road                    Sun Microsystems, Inc.
                                          Palo Alto, CA  94303-4900

G. G. Michelson                           Federated Department Stores             Former Member of the Board of Directors,
                                          151 West 34th Street                    Federated Department Stores
                                          New York, NY  10001

S. Nunn                                   King & Spalding                         Partner, King & Spalding
                                          191 Peachtree Street, N.E.
                                          Atlanta, GA  30303

R. S. Penske                              Penske Corporation                      Chairman of the Board and President, Penske
                                          13400 Outer Drive                       Corporation
                                          West Detroit, MI  48239-4001

F. H. T. Rhodes                           Cornell University                      President Emeritus, Cornell University
                                          3104 Snee Building
                                          Ithaca, NY  14853

A. C. Sigler                              Champion International Corporation      Retired Chairman of the Board and CEO and former
                                          1 Champion Plaza                        Director, Champion International Corporation
                                          Stamford, CT  06921

D. A. Warner, III                         J. P. Morgan & Co., Inc.                Chairman of the Board, President, and Chief
                                          & Morgan Guaranty Trust Co.             Executive Officer, J. P. Morgan & Co.
                                          60 Wall Street                          Incorporated and Morgan Guaranty Trust Company
                                          New York, NY  10260

J. F. Welch, Jr.                          General Electric Company                Chairman of the Board and Chief Executive
                                          3135 Easton Turnpike                    Officer, General Electric Company
                                          Fairfield, CT  06431

R. C. Wright                              National Broadcasting Company, Inc.     Vice Chairman of the Board and Executive
                                          30 Rockefeller Plaza                    Officer, General Electric Company; President and
                                          New York, New York  10112               Chief Executive Officer, National Broadcasting
                                                                                  Company, Inc.

                                          Citizenship
                                          -----------

                                          P. Fresco - Italy
                                          C. X. Gonzalez - Mexico
                                          Andrea Jung - Canada
                                          All Others - U.S.A.

Executive Officers
------------------
J. F. Welch, Jr.                          General Electric Company                Chairman of the Board and Chief Executive Officer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431

P. D. Ameen                               General Electric Company                Vice President and Comptroller
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431


                                       24

                                          PRESENT                                 PRESENT
                                          BUSINESS                                PRINCIPAL
NAME                                      ADDRESS                                 OCCUPATION
----                                      -------                                 ----------

F. S. Blake                               General Electric Company                Senior Vice President - Corporate Business
                                          3135 Easton Turnpike                    Development
                                          Fairfield, CT  06431

J. R. Bunt                                General Electric Company                Vice President and Treasurer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431

D. C. Calhoun                             General Electric Company                Senior Vice President - GE Aircraft Engines
                                          1 Neumann Way
                                          Cincinnati, OH  05215

W. J. Conaty                              General Electric Company                Senior Vice President - Human Resources
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431

D. D. Dammerman                           General Electric Company                Vice Chairman of the Board and Executive
                                          3135 Easton Turnpike                    Officer, General Electric Company; Chairman
                                          Fairfield, CT  06431                    General Electric Capital Services, Inc.

Scott C. Donnelly                         General Electric Company                Senior Vice President - Corporate Research and
                                          P.O. Box 8                              Development
                                          Schenectady, NY  12301

Matthew J. Espe                           General Electric Company                Senior Vice President - GE Lighting
                                          Nela Park
                                          Cleveland, OH  44112

B. W. Heineman, Jr.                       General Electric Company                Senior Vice President - General Counsel and
                                          3135 Easton Turnpike                    Secretary
                                          Fairfield, CT  06431

J. R. Immelt                              General Electric Company                President
                                          3135 Easton Turnpike                    General Electric Company
                                          Fairfield, CT  06431

J. M. Hogan                               General Electric Company                Senior Vice President - GE Medical Systems
                                          P.O. Box 414
                                          Milwaukee, WI  53201

L. R. Johnston                            General Electric Company                Senior Vice President - GE Appliances
                                          Appliance Park
                                          Louisville, KY  40225

J. Krenicki, Jr.                          General Electric Company                Vice President - GE Transportation Systems
                                          2901 East Lake Road
                                          Erie, PA  16531

R. W. Nelson                              General Electric Company                Vice President - Corporate Financial Planning
                                          3135 Easton Turnpike                    and Analysis
                                          Fairfield, CT  06431

G. M. Reiner                              General Electric Company                Senior Vice President - Chief Information Officer
                                          3135 Easton Turnpike
                                          Fairfield, CT  06431


                                       25

                                          PRESENT                                 PRESENT
                                          BUSINESS                                PRINCIPAL
NAME                                      ADDRESS                                 OCCUPATION
----                                      -------                                 ----------

J. G. Rice                                General Electric Company                Senior Vice President - GE Power Systems
                                          1 River Road
                                          Schenectady, NY  12345

G. L. Rogers                              General Electric Company                Senior Vice President - GE Plastics
                                          1 Plastics Avenue
                                          Pittsfield, MA  01201

K. S. Sherin                              General Electric Company                Senior Vice President - Finance and Chief
                                          3135 Easton Turnpike                    Financial Officer
                                          Fairfield, CT  06431

L. G. Trotter                             General Electric Company                Senior Vice President - GE Industrial Systems
                                          41 Woodford Avenue
                                          Plainville, CT  06062

R. C. Wright                              National Broadcasting Company, Inc.     Vice Chairman of the Board and Executive
                                          30 Rockefeller Plaza                    Officer, General Electric Company; President and
                                          New York, New York  10112               Chief Executive Officer, National Broadcasting
                                                                                  Company, Inc.


                All of the above officers are citizens of U.S.A.


EXHIBIT INDEX

Exhibit No.
-----------

Exhibit 1(a) First Amendment to Purchase Agreement between the Company and GECEI, dated as of April 19, 2001.

Exhibit 1(b) Purchase Agreement between the Company and GECEI, dated as of May 13, 1999*

Exhibit 2 Terms, Preferences, Rights and Limitations of Series A Convertible Preferred Stock of Transit Group, Inc.*

Exhibit 3 Terms, Preferences, Rights and Limitations of Series B Convertible Preferred Stock of Transit Group, Inc.

Exhibit 4(a) Amendment and Joinder to Amended and Restated Registration Rights Agreement by and among the Company, GECEI, GE Capital and certain other stockholders of the Company, dated as of April 19, 2001.

Exhibit 4(b) Registration Rights Agreement by and among the Company, GECEI and certain other Stockholders of the Company dated as of May 13, 1999.*

Exhibit 5(a) Amendment to the Stockholders Agreement by and among GECEI and other stockholders of the Company dated as of April 19, 2001.

Exhibit 5(b) Stockholders Agreement by and among the Company, GECEI and certain other stockholders of the Company, dated as of May 13, 1999.*

Exhibit 6 Joint Filing Agreement by and among GE, GECS, GE Capital and GECEI, dated April 19, 2001.



-------------------------
* Incorporated by reference to the Company's Current Report on Form 8-K dated May 13, 1999.




                                       27